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                                                                    Exhibit 99.3




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                                  LINKTONE LTD.

               INSTRUCTIONS TO THE BANK OF NEW YORK, AS DEPOSITARY
                (MUST BE RECEIVED PRIOR TO THE CLOSE OF BUSINESS
                3:00 P.M. EASTERN STANDARD TIME ON JUNE 4, 2004)

     The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Linktone Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business May 4, 2004 at the Annual General Meeting of the Shareholders of Linktone Ltd. to be held on June 16, 2004 in China.

NOTES:

1. PLEASE DIRECT THE DEPOSITARY HOW TO VOTE BY MARKING X IN THE APPROPRIATE BOX OPPOSITE THE RESOLUTION. IT IS UNDERSTOOD THAT IF THIS FORM IS SIGNED AND RETURNED BUT NO INSTRUCTIONS ARE INDICATED IN THE BOXES, THEN A DISCRETIONARY PROXY WILL BE GIVEN TO A PERSON DESIGNATED BY THE COMPANY.

2. IT IS UNDERSTOOD THAT IF THIS FORM IS NOT SIGNED AND RETURNED, THE DEPOSITARY WILL DEEM SUCH HOLDER TO HAVE INSTRUCTED THE DEPOSITARY TO GIVE A DISCRETIONARY PROXY TO A PERSON DESIGNATED BY THE COMPANY.


 To include any comments, please mark this box. [ ]


      PLEASE COMPLETE AND DATE THIS PROXY ON THE REVERSE SIDE AND RETURN IT
                     PROMPTLY IN THE ACCOMPANYING ENVELOPE.


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                                                        DETACH PROXY CARD HERE
____________________________________________________________________________________________________________________________________

Mark, Sign, Date and Return        [X]
the Proxy Card Promptly            Votes must be indicated
Using the Enclosed Envelope.       (x) in Black or Blue ink.
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                                                      FOR   AGAINST  ABSTAIN                                   FOR   AGAINST ABSTAIN
1. Approve of the number of directors as designated   [ ]     [ ]     [ ]                                      [ ]     [ ]     [ ]
   below for each class of director and re-elect
   each of the directors named below as a director                            E. Derek Sulger (Class III,
   to the class and for the term specified and                                   Three (3) Year Term)
   until such director's successor is elected and
   duly qualified:

A. Elaine La Roche (Class II, Two (2) Year Term)     [ ]     [ ]      [ ]     F. David C. Wang (Class I,       [ ]     [ ]     [ ]
                                                                                 One (1) Year Term)


B. Jun Wu (Class III, Three (3) Year Term)           [ ]     [ ]      [ ]     G. Raymond Lei Yang (Class III,  [ ]     [ ]     [ ]
                                                                                 Three (3) Year Term)

C. York Chen (Class I, One (1) Year Term)            [ ]     [ ]      [ ]   2. Appoint PricewaterhouseCoopers  [ ]     [ ]     [ ]
                                                                               as independent auditors
                                                                               of Linktone, Ltd. for the
                                                                               fiscal year ending December 31,
                                                                               2004.
D. Thomas Hubbs (Class II, Two (2) Year Term)        [ ]     [ ]      [ ]

                                                                                  To change your address, please mark this box.  [ ]
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
                                                                                               [  SCAN LINE  ]

                                                                                The Voting Instruction must be signed by the person
                                                                                in whose name the relevant Receipt is registered on
                                                                                the books of the Depositary. In the case of a
                                                                                Corporation, the Voting Instruction must be executed
                                                                                by a duly authorized Officer or Attorney.




                                                                                --------   ---------------------  ------------------
                                                                                Date       Share Owner sign here  Co-Owner sign here
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